EXHIBIT 12.1

AGL Resources Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Per Regulation S-K, Item 503

(Dollars in millions)

	6 months 06/30/2003	Calendar 2002	3 months 12/31/2001	For the fiscal years ended September 30,
				2001	2000	1999	1998
Earnings as defined
Add:
Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax	$128.7	$161.0	$38.5	$138.8	$108.3	$113.5	$119.4
(Income) loss from equity investees	(24.4)	(27.2)	(5.2)	(13.6)	(17.6)	19.9	(1.5)

Pretax income as defined	104.3	133.8	33.3	125.2	90.7	133.4	117.9

Fixed charges (computed below)	46.5	103.3	27.9	110.7	66.9	65.8	67.3
Distributed income of equity investees	7.0	27.0	—	12.2	—	—	—

	157.8	264.1	61.2	248.1	157.6	199.2	185.2

Deduct:
Preference security dividend requirements	(11.6)	(22.7)	(7.0)	(16.4)	(9.3)	(9.3)	(9.9)

Earnings as defined (A)	$146.2	$241.4	$54.2	$231.7	$148.3	$189.9	$175.3

Fixed charges as defined
Interest on long-term debt	$28.2	$62.4	$16.4	$57.4	$46.7	$49.7	$49.7
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness	3.3	11.5	3.3	31.0	6.9	4.0	5.1
Estimated interest component of rentals	3.4	6.7	1.2	5.9	4.0	2.8	2.6

Total fixed charges (B)	$34.9	$80.6	$20.9	$94.3	$57.6	$56.5	$57.4

Combined fixed charges and preferred dividends as defined
Interest on long-term debt	$28.2	$62.4	$16.4	$57.4	$46.7	$49.7	$49.7
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness	3.3	11.5	3.3	31.0	6.9	4.0	5.1
Estimated interest component of rentals	3.4	6.7	1.2	5.9	4.0	2.8	2.6
Dividends on preferred stock—pretax (calculated below) (c)	11.6	22.7	7.0	16.4	9.3	9.3	9.9

Total fixed charges and preferred dividends (C)	$46.5	$103.3	$27.9	$110.7	$66.9	$65.8	$67.3

Dividends on Preferred Stock—Pretax
Earnings before income taxes (a)	$128.7	$161.0	$38.5	$138.8	$108.3	$113.5	$119.4
Income taxes (b)	$50.2	$58.0	$13.6	$49.9	$37.2	$39.1	$38.8
Effective tax rate (b)/(a)	39.0%	36.0%	35.3%	36.0%	34.3%	34.4%	32.5%
1 minus effective tax rate (gross-up factor)	61.0%	64.0%	64.7%	64.0%	65.7%	65.6%	67.5%
Dividends on preferred stock	$7.1	$14.5	$4.5	$10.5	$6.1	$6.1	$6.7
Divided by gross-up factor	61.0%	64.0%	64.7%	64.0%	65.7%	65.6%	67.5%

Dividends on preferred stock—pretax (c)	$11.6	$22.7	$7.0	$16.4	$9.3	$9.3	$9.9

Ratio of earnings to fixed charges (A)/(B)	4.19	3.00	2.59	2.46	2.57	3.36	3.05

Ratio of earnings to combined fixed charges and preferred dividends (A)/(C)	3.14	2.34	1.95	2.09	2.22	2.89	2.60